Filed Pursuant to Rule 424(b)(3)
Registration No. 333-154975

TNP STRATEGIC RETAIL TRUST, INC.

SUPPLEMENT NO. 15 DATED DECEMBER 5, 2011

TO THE PROSPECTUS DATED APRIL 14, 2011

This document supplements, and should be read in conjunction with, our prospectus dated April 14, 2011, relating to our offering of up to $1,100,000,000 in shares of our common stock, as supplemented by Supplement No. 12 dated October 18, 2011, Supplement No. 13 dated November 4, 2011 and Supplement No. 14 dated November 18, 2011. Terms used and not otherwise defined in this Supplement No. 15 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 15 is to disclose:

•	the status of our public offering;

•	the determination by our board of directors of our estimated per share value;

•	the potential refinancing of certain indebtedness;

•	our potential property acquisitions; and

•	our property disposition and potential property disposition.

Status of Our Public Offering

We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on August 7, 2009. As of November 30, 2011, we had accepted investors’ subscriptions for and issued 5,451,454 shares of our common stock in our initial public offering, including 101,257 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of $54,104,483. As of November 30, 2011, approximately 94,612,303 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of August 7, 2012 or the date on which the maximum offering amount has been sold.

The Determination by Our Board of Directors of Our Estimated Per Share Valuation

Our board of directors has determined an estimated value per share of our common stock of $10.08 as of September 30, 2011. We are providing the estimated value per share to assist broker-dealers and stockholders in their evaluation of us. We currently anticipate that an estimated value per share will be calculated quarterly through June 2012. However, our board of directors may determine to update such estimate more frequently.

Methodology

The objective of our board of directors in determining the estimated value per share was to arrive at a value, based on the most recent data available, that it believed was reasonable based on methodologies that it deemed appropriate after consultation with our advisor and after reviewing appraisal reports of our properties prepared by third parties at or around September 30, 2011. The estimated per share valuation is based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding, all as of September 30, 2011. Investors are cautioned that the market for commercial real estate can fluctuate quickly and substantially and values are expected to change in the future.

In determining an estimated value of a share of our common stock, our board of directors relied upon information provided by our advisor, including appraisal reports of our properties prepared by third parties, as well as our board of directors’ experience with, and knowledge about, our real estate portfolio and debt obligations. The third party appraisal reports on our properties considered valuation methodologies that are commonly used in the commercial real estate industry, including, among others, a discounted cash flow analysis, which projects a range of the estimated future stream of cash flows reasonably likely to be generated by our portfolio of properties, and discounts the projected future cash flows to a present value. Our board of directors also took into account the estimated value of our other assets and liabilities, including a reasonable estimate of the value of our debt obligations. However, our board of directors did not consider certain other factors, such as a liquidity discount, because it did not believe such factors were appropriate or necessary under the circumstances.

Limitations of the Estimated Value per Share

As with any valuation methodology, the methodologies used to determine the estimated value per share were based upon a number of assumptions, estimates and judgments that may not be accurate or complete. Further, different parties using different property-specific and general real estate and capital market assumptions, estimates, judgments and standards could derive a different estimated value per share, which could be significantly different from the estimated value per share determined by our board of directors. The estimated value per share determined by our board of directors does not represent the fair value of our assets less liabilities in accordance with U.S. generally accepted accounting principles, and such estimated value per share is not a representation, warranty or guarantee that:

•	a stockholder would be able to realize the estimated share value if such stockholder attempts to sell his or her shares;

•	a stockholder would ultimately realize distributions per share equal to the estimated value per share upon liquidation of our assets and settlement of our liabilities or a sale of the company;

•	shares of our common stock would trade at the estimated value per share on a national securities exchange;

•	a third party would offer the estimated value per share in an arms-length transaction to purchase all or substantially all of the shares of our common stock; or

•

the methodologies used to estimate the value per share would be acceptable to the Financial Industry Regulatory Authority, Inc. or under the Employee Retirement Income Security Act with respect to their respective requirements.

Further, the estimated value per share was calculated as of a moment in time, and, although the value of our shares will fluctuate over time as a result of, among other things, future acquisitions or dispositions of assets, developments related to individual assets and changes in the real estate and capital markets, we have only undertaken to update the estimated value per share quarterly through June 2012. As a result, stockholders should not rely on the estimated value per share as being an accurate measure of the then-current value of our shares of common stock in making an investment decision. For the reasons set forth above and due to the fact that we are still conducting our continuous public offering of common stock and remain in our acquisition phase, our board of directors has determined that it is not appropriate to revise the price at which shares are offered in our continuous public offering or under our distribution reinvestment plan at this time. In addition, we have not changed the price of redemptions under our share redemption plan at this time.

Potential Refinancing of Certain Indebtedness

We are currently in negotiations to refinance $10 million of the approximate $15.54 million of indebtedness we incurred in connection with the acquisition of the Constitution Trail property. We expect the refinanced $10 million loan to close on or before December 30, 2011, with interest at 5.75% annually and a five-year loan term, and will be secured by a first deed of trust on the Constitution Trail property. Upon funding of the new $10 million first mortgage loan, the current $15.5 million loan, which accrues interest at 15% annually, will be paid down without prepayment premium (but with a 1% exit fee) to an outstanding balance of approximately $5,683,740 (including estimated accrued interest to December 30, 2011) which will be subordinate to the new $10 million first mortgage loan. This junior mortgage will have the same original maturity date of October, 2014.

We are also currently negotiating to refinance up to $32.2 million in indebtedness under our line of credit with Key Bank National Association, or Key Bank, related to the Northgate Plaza Shopping Center, Pinehurst East

Shopping Center, Moreno Marketplace and Topaz Marketplace. The new loan is expected to accrue interest at 6.1% annually, have a five year term and be secured by the above properties. The refinancing of the $32.2 million of indebtedness is expected to increase the availability under our line of credit with KeyBank to approximately $24 million, which we expect to use for future property acquisitions.

The refinancings described above are subject to substantial conditions to closing, including the successful negotiation of loan documentation and final approval of our board of directors. We anticipate closing both refinancings in December 2011, however, there is no assurance that we will close any refinancing on the terms described above or at all.

Our Potential Property Acquisitions

We are pursuing the acquisition of up to four retail properties, which we refer to as the “acquisition properties.” The table below provides information on each of these properties.

Name/Location	Sq. Ft.	Price	% Leased	Cap Rate	Major Tenant(s)

Summit Point Fayetteville, GA	104,572	$18,250,000	93%	7.52%	Publix Market

Morningside Market Place Fontana, CA	87,793	$18,050,000	94%	7.64%	Ralphs (Kroger)

Ensenada Square Arlington, TX	62,276	$5,175,000	96%	8.78%	Ralphs (Kroger)

Woodland West Marketplace Arlington, TX	176,414	$14,000,000	87%	8.50%	Safeway/US Post Office Bank of America

We calculate the capitalization rate for a real property by dividing the projected “net operating income” of the property by the purchase price of the property, excluding closing costs and fees. Net operating income is calculated by deducting all operating expenses of a property, including property taxes and management fees but excluding debt service payments and capital expenditures, from gross operating revenues received from a property. We determine projected net operating income based on in-place leases, contractual rent increases or decreases for each tenant and other revenues from late fees or services, adjusted for known vacancies, tenant concessions and charges not collected.

The acquisition of any acquisition property is subject to substantial conditions to closing, including: (1) the successful negotiation of a purchase agreement related to the acquisition property; (2) the sale of a sufficient number of shares of our common stock in our public offering to fund a portion of the purchase price for the property; (3) our ability to obtain appropriate financing for the acquisition of the acquisition property on acceptable terms; and (4) the absence of a material adverse change to the acquisition property prior to the date of the acquisition. There is no assurance that we will close the acquisition of one or any of the acquisition properties on the terms described above or at all.

Our Property Disposition and Potential Property Disposition

We completed the sale of a pad site at the San Jacinto Esplanade that contains a Jack-In-The-Box restaurant and a vacant parcel for approximately $1.225 million. Based on this purchase price, the sale generated a profit of approximately $116,000, based on cost basis of the pad site and parcel. Additionally, we are currently negotiating the sale of a 1.25 acre parcel at the Osceola Village for a price of $1.25 million.

The potential property disposition described above is subject to substantial conditions to closing, including the successful negotiation of a purchase agreement. There is no assurance that we will close the property disposition on the terms described above or at all.